

June 23, 2014

Via E-mail
Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, California 92037

> **Re: Reven Housing REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 27, 2014**
> **File No. 333-196282**

Dear Mr. Carpenter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the graphics and photographs following the cover page as well as the photographs on page 80. Please confirm that all of the photographs are of properties that you own or remove such artwork. Please note that it is generally inappropriate to include pictures that are not of your own products or services. In addition, please provide us with copies of any other graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement including, but not limited to, market research data prepared by The London Group Realty. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a

cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement, other than such materials produced by The London Group Realty, was not prepared for or commissioned by the registrant or its affiliates.

3. We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5, including cover risk factor disclosure and prior performance, or advise us why this is not appropriate. See Securities Act Release 33-6900.

4. Please refer to Item 11(d) to Form S-11 and revise your disclosure to identify your promoters or tell us why you are not required to do so.

5. On page 5, you disclose that you entered into a portfolio purchase agreement for properties in Jacksonville, Florida and a portfolio purchase agreement for properties in Memphis, Tennessee. Please provide to us management's analysis of the probability of these acquisitions including management's historical rate of closing such acquisitions. Additionally, please tell us if any of these agreements can be terminated by the registrant with minimal or no penalty, and tell us the terms of such termination clause. If management determined that these acquisitions are probable, please tell us why Rule 8-06 financial statements have not been provided and why these are not reflected in the Rule 8-05 pro forma financial information. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

6. For the 2012, 2013 and 2014 acquisitions of the nine residential homes in Georgia and the 168 residential homes in Texas, please tell us how you determined it was not necessary to provide the information required by Rule 8-06 of Regulation S-X in this filing. Also, please explain your basis for the information included in the Form 8-K/A filings that you made on January 23, 2013, January 6, 2014 and April 14, 2014.

Prospectus Summary, page 1

Our Company, page 1

7. We note your disclosure on pages 1 and 53 that your portfolio properties are currently 96% leased. We further note your disclosure on page 5 that your properties in Houston, TX are 95% leased and your properties in Atlanta, GA are 66% leased. Please revise for consistency or explain.

8.   We note your primary business strategy of acquiring portfolios of stabilized or leased SFRs at a discount to replacement cost. Please revise to briefly describe how you determine the discount to replacement cost.

Our Structure, page 7

9.   Please revise your organizational structure chart to disclose the percentage ownership of each of the insiders in Reven Housing REIT, Inc. when known.

Summary Risk Factors, page 8

10.   We note you list 32 summary risk factors. Please revise your summary risk factor section to highlight the most important risks and more specifically describe and quantify each significant risk.

Our Tax Status, page 11

11.   Please tell us and revise your filing to disclose if you expect to pay a purging distribution in conjunction with your REIT election. To the extent you expect to pay a purging distribution, please disclose the estimated amount. To the extent you do not expect to pay a purging distribution, please tell us how you made that determination.

Risk Factors, page 16

"The availability and timing of our anticipated cash distributions are uncertain," page 37

12.   We note your disclosure on pages 10 and 11 that you may use the proceeds from this offering to make distributions and that you currently estimate that 100% of your distributions may represent a return of capital. Please revise this risk factor to affirmatively state, if true, that you will use proceeds from this offering to make distributions and that you currently estimate that 100% of your distributions may represent a return of capital. Please also revise in your related summary risk factor and page 46, as applicable.

"Certain of our existing stockholders affiliated with Mr. Xiaofan Bai have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders" page 38

13.   We note your disclosure that three of your shareholders who are affiliated with Mr. Xiaofan Bai will still represent a significant concentration of ownership in your company after this offering. Please revise to discuss the additional risks associated with this concentration of ownership, including the impact sales of such shares could have on the market price of your common stock following the close of this offering.

Use of Proceeds, page 45

14.   Please tell us and disclose if you have specifically identified any single-family homes to purchase with the net proceeds of this offering.

Distribution Policy, page 46

15.   Please revise your distribution table to start the with pro forma net income on a trailing 12 month basis (i.e. Pro forma net income, for the twelve months ended March 31, 2014).

16.   You state on page 46 that your estimate includes adjustments for recurring capital expenditures and amounts estimated for leasing commissions and tenant improvements for renewing space. Please revise your disclosure to address these adjustments and the basis for the amounts, if applicable.   Also, advise us of your consideration of new leases, lease expirations, and renewals when preparing this table. We may have further comment.

Historical and Pro Form Financial Information, page 47

17.   Please revise to disclose the number of shares issued on a historical basis and on a pro forma basis.

18.   As it appears this offering is subject to a firm commitment from your underwriters, please revise to include a pro forma adjustment for this offering.

19.   Please revise to include a pro forma consolidated statement of operations for the quarter ended March 31, 2014. Please refer to Rule 8-05 of Regulation S-X.

20.   Please revise footnotes (b) and (c) to show how you calculated the amounts included in the adjustments.

Capitalization, page 51

21.   Please revise your capitalization table to include a separate column for the pro forma effects of share sales subsequent to March 31, 2014. This column should be presented between Historical and As Adjusted.

Dilution, page 52

22.   Please revise your dilution table to include a separate line item for your net tangible book value for the pro forma effects of share sales subsequent to March 31, 2014.

Management's Discussion and Analysis of Financial Condition…, page 53

Results of Operations, page 55

23.   We note your disclosure in this section that the performance of your portfolio will be impacted by turnover rates. Please tell us whether management considers the turnover rate on your portfolio to be a key performance indicator. Please tell us what consideration you have to disclosing turnover rates on the current portfolio in recent reporting periods.

Liquidity and Capital Resources, page 56

24.   We note your disclosure on page 4 which indicates that you intend to develop a proprietary cloud-based management information system. You also state that you have invested considerable time and resources in the evaluation and development of these systems. Please clarify how much you have spent so far on this project, tell us where the costs are recorded in your financial statements, and disclose the status of this project including your expectations of costs in the future.

Our Business Activities and Operations, page 78

25.   We note your table presenting summary statistics of your total portfolio of single-family homes as of March 31, 2014. Please revise your disclosure here and on page 5 to provide the same summary statistics for the single-family homes that you have owned for at least 180 days.

26.   Please revise your table presenting summary statistics of your single-family homes on pages 5 and 79 to include the average monthly rent per leased home and clarify how this is calculated. Please also revise to clarify the impact of rent concessions on the rent amounts and advise us of the extent to which you currently utilize rent concessions, as well as your expectations for the future.

27.   Please revise your table presenting summary statistics of your single-family homes on pages 5 and 79 to clarify if the average investment per home includes transaction costs and quantify the costs.

28.   We note the average age of your single-family homes. Please revise to provide the age of your homes by decade or advise.

29.   We note your disclosure throughout the document that your strategy involves acquiring portfolios of stabilized or leased single-family homes. Please indicate the extent to which your portfolio includes properties that had in-place leases upon acquisition versus properties that were vacant upon acquisition. In addition, please disclose the average months remaining on your one year leases.

Property Management, page 85

30.   We note that you generally outsource your property management functions to the existing property managers that are in place when you acquire a portfolio of assets. Please revise to breakout the number of properties that are managed by third parties, including clarifying whether all acquired properties in the same area are managed by the same third party manager. In addition, please revise to describe the material terms of these third party management agreements.

Management, page 91

31.   Please revise to provide the disclosure required by Item 401(f) of Regulation S-K or advise.

Certain Relationships and Related Party Transactions, page 103

32.   We note that you do not appear to have included any disclosure under this heading with respect to how your insiders acquired their shares. We further note your disclosure on page 101 that Xiaofan Bai owns 89.6% of your outstanding common stock and that Chad Carpenter owns 8.6%. Please revise to disclose or advise.

Underwriting, page 146

Other Relationships, page 148

33.   Please confirm to us that you and your affiliates have not had a prior relationship with Maxim Group LLC, or revise to disclose.

Financial Statements

Property Acquisitions, page F-10

34.   Please revise your filing to disclose how you account for acquisition costs. Also, clarify if you account for the purchase of a portfolio of homes as one business combination. If so, please tell us how many vacant properties were included in each portfolio acquisition you made in the periods presented.

35.   Please tell us how management determined that the value of acquired in-place lease intangibles (i.e. lease-up costs) is insignificant.

36.   Please tell us how you determined it was appropriate to depreciate land over a useful life of 27.5 years.

Part II. Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

37.   We note your disclosure on page F-11 that you issued convertible promissory notes to certain accredited investors, shareholders and officers. To the extent any of the accredited investors to which you reference under this heading are insiders, please revise your disclosure to name these individuals.

Exhibit Index

38.   Please file all required exhibits as promptly as possible. If you are not in a position to filed your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note that the exhibit index includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

39.   Please have your auditors revise their consent to reference the financial statements as of December 31, 2012 in addition to as of December 31, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Joseph Herz
        Greenberg Traurig, LLP
        Via E-mail